OREA Ontario Real Estate Association

Form 500
for use in the Province of Ontario

Agreement of Purchase and Sale
Commercial

This Agreement of Purchase and Sale dated this 23 day of February, 20 22

BUYER: [redacted] (Full legal names of all Buyers), agrees to purchase from

SELLER: Fy Pharma Inc. (Full legal names of all Sellers), the following

REAL PROPERTY:

Address 520 William St

fronting on the .... side of ....

in the Cobourg

and having a frontage of .... more or less by a depth of .... more or less

and legally described as
See Schedule A
(Legal description of land including easements not described elsewhere) (the "property")

PURCHASE PRICE: Dollars (CDN$) 16,500,000.00

Sixteen Million Five Hundred Thousand Dollars

DEPOSIT: Buyer submits upon acceptance
(Herewith/Upon Acceptance/as otherwise described in this Agreement)

Six Hundred Sixty Thousand Dollars (CDN$) 660,000.00

by negotiable cheque payable to [redacted] "Deposit Holder" to be held in trust pending completion or other termination of this Agreement and to be credited toward the Purchase Price on completion. For the purposes of this Agreement, "Upon Acceptance" shall mean that the Buyer is required to deliver the deposit to the Deposit Holder within 24 hours of the acceptance of this Agreement. The parties to this Agreement hereby acknowledge that, unless otherwise provided for in this Agreement, the Deposit Holder shall place the deposit in trust in the Deposit Holder's non-interest bearing Real Estate Trust Account and no interest shall be earned, received or paid on the deposit.

Buyer agrees to pay the balance as more particularly set out in Schedule A attached.

SCHEDULE(S) A ....attached hereto form(s) part of this Agreement.

1. **IRREVOCABILITY:** This offer shall be irrevocable by Buyer (Seller/Buyer) until 5 (a.m./p.m.) ✘ on the 23 day of February, 20 22, after which time, if not accepted, this offer shall be null and void and the deposit shall be returned to the Buyer in full without interest.

2. **COMPLETION DATE:** This Agreement shall be completed by no later than 6:00 p.m. on the 31 day of May, 20 22. Upon completion, vacant possession of the property shall be given to the Buyer unless otherwise provided for in this Agreement.

INITIALS OF BUYER(S): [redacted] **INITIALS OF SELLERS(S):** [redacted]

3. **NOTICES:** The Seller hereby appoints the Listing Brokerage as agent for the Seller for the purpose of giving and receiving notices pursuant to this Agreement. Where a Brokerage (Buyer's Brokerage) has entered into a representation agreement with the Buyer, the Buyer hereby appoints the Buyer's Brokerage as agent for the purpose of giving and receiving notices pursuant to this Agreement. **Where a Brokerage represents both the Seller and the Buyer (multiple representation), the Brokerage shall not be appointed or authorized to be agent for either the Buyer or the Seller for the purpose of giving and receiving notices.** Any notice relating hereto or provided for herein shall be in writing. In addition to any provision contained herein and in any Schedule hereto, this offer, any counter-offer, notice of acceptance thereof or any notice to be given or received pursuant to this Agreement or any Schedule hereto (any of them, "Document") shall be deemed given and received when delivered personally or hand delivered to the Address for Service provided in the Acknowledgement below, or where a facsimile number or email address is provided herein, when transmitted electronically to that facsimile number or email address, respectively, in which case, the signature(s) of the party (parties) shall be deemed to be original.

FAX No.: .... (For delivery of Documents to Seller) FAX No.: .... (For delivery of Documents to Buyer)

Email Address: [redacted] (For delivery of Documents to Seller) Email Address: [redacted] (For delivery of Documents to Buyer)

4. **CHATTELS INCLUDED:** ....

Unless otherwise stated in this Agreement or any Schedule hereto, Seller agrees to convey all fixtures and chattels included in the Purchase Price free from all liens, encumbrances or claims affecting the said fixtures and chattels.

5. **FIXTURES EXCLUDED:** ....

6. **RENTAL ITEMS (Including Lease, Lease to Own):** The following equipment is rented and **not** included in the Purchase Price. The Buyer agrees to assume the rental contract(s), if assumable:

....

The Buyer agrees to co-operate and execute such documentation as may be required to facilitate such assumption.

7. **HST: If the sale of the property (Real Property as described above) is subject to Harmonized Sales Tax (HST), then such tax shall be in addition to the Purchase Price.** The Seller will not collect HST if the Buyer provides to the Seller a warranty that the Buyer is registered under the Excise Tax Act ("ETA"), together with a copy of the Buyer's ETA registration, a warranty that the Buyer shall self-assess and remit the HST payable and file the prescribed form and shall indemnify the Seller in respect of any HST payable. The foregoing warranties shall not merge but shall survive the completion of the transaction. If the sale of the property is not subject to HST, Seller agrees to certify on or before closing, that the transaction is not subject to HST. Any HST on chattels, if applicable, is not included in the Purchase Price.

INITIALS OF BUYER(S): [redacted] **INITIALS OF SELLERS(S):** [redacted]

8. **TITLE SEARCH:** Buyer shall be allowed until 6:00 p.m. on the ....28........ day of ....April............................, 20 22........., (Requisition Date) to examine the title to the property at his own expense and until the earlier of: (i) thirty days from the later of the Requisition Date or the date on which the conditions in this Agreement are fulfilled or otherwise waived or; (ii) five days prior to completion, to satisfy himself that there are no outstanding work orders or deficiency notices affecting the property, that its present use (.................General Industrial.................) may be lawfully continued and that the principal building may be insured against risk of fire. Seller hereby consents to the municipality or other governmental agencies releasing to Buyer details of all outstanding work orders and deficiency notices affecting the property, and Seller agrees to execute and deliver such further authorizations in this regard as Buyer may reasonably require.

9. **FUTURE USE:** Seller and Buyer agree that there is no representation or warranty of any kind that the future intended use of the property by Buyer is or will be lawful except as may be specifically provided for in this Agreement.

10. **TITLE:** Provided that the title to the property is good and free from all registered restrictions, charges, liens, and encumbrances except as otherwise specifically provided in this Agreement and save and except for (a) any registered restrictions or covenants that run with the land providing that such are complied with; (b) any registered municipal agreements and registered agreements with publicly regulated utilities providing such have been complied with, or security has been posted to ensure compliance and completion, as evidenced by a letter from the relevant municipality or regulated utility; (c) any minor easements for the supply of domestic utility or telecommunication services to the property or adjacent properties; and (d) any easements for drainage, storm or sanitary sewers, public utility lines, telecommunication lines, cable television lines or other services which do not materially affect the use of the property. If within the specified times referred to in paragraph 8 any valid objection to title or to any outstanding work order or deficiency notice, or to the fact the said present use may not lawfully be continued, or that the principal building may not be insured against risk of fire is made in writing to Seller and which Seller is unable or unwilling to remove, remedy or satisfy or obtain insurance save and except against risk of fire (Title Insurance) in favour of the Buyer and any mortgagee, (with all related costs at the expense of the Seller), and which Buyer will not waive, this Agreement notwithstanding any intermediate acts or negotiations in respect of such objections, shall be at an end and all monies paid shall be returned without interest or deduction and Seller, Listing Brokerage and Co-operating Brokerage shall not be liable for any costs or damages. Save as to any valid objection so made by such day and except for any objection going to the root of the title, Buyer shall be conclusively deemed to have accepted Seller's title to the property.

11. **CLOSING ARRANGEMENTS:** Where each of the Seller and Buyer retain a lawyer to complete the Agreement of Purchase and Sale of the property, and where the transaction will be completed by electronic registration pursuant to Part III of the Land Registration Reform Act, R.S.O. 1990, Chapter L4 and the Electronic Registration Act, S.O. 1991, Chapter 44, and any amendments thereto, the Seller and Buyer acknowledge and agree that the exchange of closing funds, non-registrable documents and other items (the "Requisite Deliveries") and the release thereof to the Seller and Buyer will (a) not occur at the same time as the registration of the transfer/deed (and any other documents intended to be registered in connection with the completion of this transaction) and (b) be subject to conditions whereby the lawyer(s) receiving any of the Requisite Deliveries will be required to hold same in trust and not release same except in accordance with the terms of a document registration agreement between the said lawyers. The Seller and Buyer irrevocably instruct the said lawyers to be bound by the document registration agreement which is recommended from time to time by the Law Society of Ontario. Unless otherwise agreed to by the lawyers, such exchange of Requisite Deliveries shall occur by the delivery of the Requisite Deliveries of each party to the office of the lawyer for the other party or such other location agreeable to both lawyers.

12. **DOCUMENTS AND DISCHARGE:** Buyer shall not call for the production of any title deed, abstract, survey or other evidence of title to the property except such as are in the possession or control of Seller. If requested by Buyer, Seller will deliver any sketch or survey of the property within Seller's control to Buyer as soon as possible and prior to the Requisition Date. If a discharge of any Charge/Mortgage held by a corporation incorporated pursuant to the Trust And Loan Companies Act (Canada), Chartered Bank, Trust Company, Credit Union, Caisse Populaire or Insurance Company and which is not to be assumed by Buyer on completion, is not available in registrable form on completion, Buyer agrees to accept Seller's lawyer's personal undertaking to obtain, out of the closing funds, a discharge in registrable form and to register same, or cause same to be registered, on title within a reasonable period of time after completion, provided that on or before completion Seller shall provide to Buyer a mortgage statement prepared by the mortgagee setting out the balance required to obtain the discharge, and, where a real-time electronic cleared funds transfer system is not being used, a direction executed by Seller directing payment to the mortgagee of the amount required to obtain the discharge out of the balance due on completion.

13. **INSPECTION:** Buyer acknowledges having had the opportunity to inspect the property and understands that upon acceptance of this offer there shall be a binding agreement of purchase and sale between Buyer and Seller.

14. **INSURANCE:** All buildings on the property and all other things being purchased shall be and remain until completion at the risk of Seller. Pending completion, Seller shall hold all insurance policies, if any, and the proceeds thereof in trust for the parties as their interests may appear and in the event of substantial damage, Buyer may either terminate this Agreement and have all monies paid returned without interest or deduction or else take the proceeds of any insurance and complete the purchase. No insurance shall be transferred on completion. If Seller is taking back a Charge/Mortgage, or Buyer is assuming a Charge/Mortgage, Buyer shall supply Seller with reasonable evidence of adequate insurance to protect Seller's or other mortgagee's interest on completion.

INITIALS OF BUYER(S): [redacted] **INITIALS OF SELLER(S):** [redacted]

15. PLANNING ACT: This Agreement shall be effective to create an interest in the property only if Seller complies with the subdivision control provisions of the Planning Act by completion and Seller covenants to proceed diligently at his expense to obtain any necessary consent by completion.

16. DOCUMENT PREPARATION: The Transfer/Deed shall, save for the Land Transfer Tax Affidavit, be prepared in registrable form at the expense of Seller, and any Charge/Mortgage to be given back by the Buyer to Seller at the expense of the Buyer. If requested by Buyer, Seller covenants that the Transfer/Deed to be delivered on completion shall contain the statements contemplated by Section 50(22) of the Planning Act, R.S.O.1990.

17. RESIDENCY: (a) Subject to (b) below, the Seller represents and warrants that the Seller is not and on completion will not be a non-resident under the non-residency provisions of the Income Tax Act which representation and warranty shall survive and not merge upon the completion of this transaction and the Seller shall deliver to the Buyer a statutory declaration that Seller is not then a non-resident of Canada;
(b) provided that if the Seller is a non-resident under the non-residency provisions of the Income Tax Act, the Buyer shall be credited towards the Purchase Price with the amount, if any, necessary for Buyer to pay to the Minister of National Revenue to satisfy Buyer's liability in respect of tax payable by Seller under the non-residency provisions of the Income Tax Act by reason of this sale. Buyer shall not claim such credit if Seller delivers on completion the prescribed certificate.

18. ADJUSTMENTS: Any rents, mortgage interest, realty taxes including local improvement rates and unmetered public or private utility charges and unmetered cost of fuel, as applicable, shall be apportioned and allowed to the day of completion, the day of completion itself to be apportioned to Buyer.

19. TIME LIMITS: Time shall in all respects be of the essence hereof provided that the time for doing or completing of any matter provided for herein may be extended or abridged by an agreement in writing signed by Seller and Buyer or by their respective lawyers who may be specifically authorized in that regard.

20. PROPERTY ASSESSMENT: The Buyer and Seller hereby acknowledge that the Province of Ontario has implemented current value assessment and properties may be re-assessed on an annual basis. The Buyer and Seller agree that no claim will be made against the Buyer or Seller, or any Brokerage, Broker or Salesperson, for any changes in property tax as a result of a re-assessment of the property, save and except any property taxes that accrued prior to the completion of this transaction.

21. TENDER: Any tender of documents or money hereunder may be made upon Seller or Buyer or their respective lawyers on the day set for completion. Money shall be tendered with funds drawn on a lawyer's trust account in the form of a bank draft, certified cheque or wire transfer using the Large Value Transfer System.

22. FAMILY LAW ACT: Seller warrants that spousal consent is not necessary to this transaction under the provisions of the Family Law Act, R.S.O.1990 unless the spouse of the Seller has executed the consent hereinafter provided.

23. UFFI: Seller represents and warrants to Buyer that during the time Seller has owned the property, Seller has not caused any building on the property to be insulated with insulation containing ureaformaldehyde, and that to the best of Seller's knowledge no building on the property contains or has ever contained insulation that contains ureaformaldehyde. This warranty shall survive and not merge on the completion of this transaction, and if the building is part of a multiple unit building, this warranty shall only apply to that part of the building which is the subject of this transaction.

24. LEGAL, ACCOUNTING AND ENVIRONMENTAL ADVICE: The parties acknowledge that any information provided by the brokerage is not legal, tax or environmental advice, and that it has been recommended that the parties obtain independent professional advice prior to signing this document.

25. CONSUMER REPORTS: The Buyer is hereby notified that a consumer report containing credit and/or personal information may be referred to in connection with this transaction.

26. AGREEMENT IN WRITING: If there is conflict or discrepancy between any provision added to this Agreement (including any Schedule attached hereto) and any provision in the standard pre-set portion hereof, the added provision shall supersede the standard pre-set provision to the extent of such conflict or discrepancy. This Agreement including any Schedule attached hereto, shall constitute the entire Agreement between Buyer and Seller. There is no representation, warranty, collateral agreement or condition, which affects this Agreement other than as expressed herein. For the purposes of this Agreement, Seller means vendor and Buyer means purchaser. This Agreement shall be read with all changes of gender or number required by the context.

27. ELECTRONIC SIGNATURES: The parties hereto consent and agree to the use of electronic signatures pursuant to the *Electronic Commerce Act, 2000*, S.O. 2000, c17 as amended from time to time with respect to this Agreement and any other documents respecting this transaction.

28. TIME AND DATE: Any reference to a time and date in this Agreement shall mean the time and date where the property is located.

INITIALS OF BUYER(S): [redacted] **INITIALS OF SELLERS(S):** [redacted]

29. SUCCESSORS AND ASSIGNS: The heirs, executors, administrators, successors and assigns of the undersigned are bound by the terms herein.

SIGNED, SEALED AND DELIVERED in the presence of: IN WITNESS whereof I have hereunto set my hand and seal:

[redacted]

(Witness) (Buyer/Authorized Signing Officer) [redacted] (Seal) 2/23/2022 (Date)

(Witness) (Buyer/Authorized Signing Officer) (Seal) (Date)

I, the Undersigned Seller, agree to the above offer. I hereby irrevocably instruct my lawyer to pay directly to the brokerage(s) with whom I have agreed to pay commission, the unpaid balance of the commission together with applicable Harmonized Sales Tax (and any other taxes as may hereafter be applicable), from the proceeds of the sale prior to any payment to the undersigned on completion, as advised by the brokerage(s) to my lawyer.

SIGNED, SEALED AND DELIVERED in the presence of: IN WITNESS whereof I have hereunto set my hand and seal:

[redacted]

(Witness) (Seller/Authorized Signing Officer) Fv Pharma Inc. (Seal) Feb 23, 2022 | 1:22 PM EST (Date)

(Witness) (Seller/Authorized Signing Officer) (Seal) (Date)

SPOUSAL CONSENT: The undersigned spouse of the Seller hereby consents to the disposition evidenced herein pursuant to the provisions of the Family Law Act, R.S.O.1990, and hereby agrees to execute all necessary or incidental documents to give full force and effect to the sale evidenced herein.

(Witness) (Spouse) (Seal) (Date)

CONFIRMATION OF ACCEPTANCE: Notwithstanding anything contained herein to the contrary, I confirm this Agreement with all changes both typed and written was finally accepted by all parties at .... (a.m./p.m.) this .... day of Feb 23, 2022 | 1:22 PM EST, 20.......

(Signature of Seller or Buyer) [redacted]

INFORMATION ON BROKERAGE(S)

Listing Brokerage [redacted] (Tel.No.) [redacted]

[redacted] (Salesperson/Broker/Broker of Record Name)

Co-op/Buyer Brokerage [redacted] (Tel.No.) [redacted]

[redacted] (Salesperson/Broker/Broker of Record Name)

ACKNOWLEDGEMENT

I acknowledge receipt of my signed copy of this accepted Agreement of Purcha[redacted] the Brokerage to forward a copy to my lawyer.

(Seller) Fv Pharma Inc. Feb 23, 2022 | 1:22 (Date)

(Seller) (Date)

Address for Service ....

(Tel. No.)

Seller's Lawyer ....

Address ....

Email ....

(Tel. No.) (Fax. No.)

I acknowledge receipt of my signed copy of this accepted Agreement of Purcha[redacted] Brokerage to forward a copy to my lawyer.

[redacted] 2/23/2022

(Buyer) [redacted] (Date)

(Buyer) (Date)

Address for Service ....

(Tel. No.)

Buyer's Lawyer ....

Address ....

Email ....

(Tel. No.) (Fax. No.)

FOR OFFICE USE ONLY

COMMISSION TRUST AGREEMENT

To: Co-operating Brokerage shown on the foregoing Agreement of Purchase and Sale:
In consideration for the Co-operating Brokerage procuring the foregoing Agreement of Purchase and Sale, I hereby declare that all moneys received or receivable by me in connection with the Transaction as contemplated in the MLS® Rules and Regulations of my Real Estate Board shall be receivable and held in trust. This agreement shall constitute a Commission Trust Agreement as defined in the MLS® Rules and shall be subject to and governed by the MLS® Rules p[redacted]

DATED as of the date and time of the acceptance of the foregoing Agreement of Purchase and Sale. Acknowledge[redacted]

(Authorized to bind the Listing Brokera[redacted] (Authorized to [redacted]

OREA Ontario Real Estate Association

Form 500
for use in the Province of Ontario

Schedule A
Agreement of Purchase and Sale – Commercial

This Schedule is attached to and forms part of the Agreement of Purchase and Sale between:

BUYER: [redacted] and

SELLER: Fv Pharma Inc.

for the purchase and sale of 520 William St Cobourg

ON K9A 3A5 dated the 23 day of February, 20 22

Buyer agrees to pay the balance as follows:

1. BALANCE OF PURCHASE PRICE
The balance of the Purchase Price shall be paid in full, subject to the usual adjustments, by certified cheque, bank draft or wire transfer payable to the Seller's solicitor on the Completion Date.

2. DELIVERIES ON ACCEPTANCE
The Seller shall supply to the Buyer forthwith within 5 business days after acceptance of this Agreement of Purchase and Sale the following items related to the property (if in possession of the Seller):
a. A copy of any and all environmental reports, and any further letters, documents, correspondence relating to the Property;
b. A copy of a property survey
c. The realty tax bill for the previous 2 years
d. Any building plans, or surveys relating to the Property
e. (If applicable) All current and existing Tenant(s) lease agreement(s), and lease renewals
f. Copies of all roof repair contracts and invoices
g. Maintenance records, contracts and warranties relating to any part of plumbing, HVAC/mechanical systems and all operating and service manuals
h. All contracts which the Buyer is to assume on closing.

3. ASSIGNMENT
The Buyer has the right to assign this Agreement to any corporation to be incorporated as may be designated by the Buyer in its discretion, (any party so designated by the Buyer being hereinafter called the "Assignee"), and upon such assignment and delivery of a written covenant of the Assignee to be bound by this Agreement, the Seller shall consent to the assignment and the Buyer hereinbefore originally named shall be relieved of all obligation and liability whatsoever pursuant to the provisions of this Agreement, and the Assignee shall be deemed to be the party hereinbefore originally named as the Buyer.

4. DELIVERIES ON CLOSING
On closing the Seller shall deliver to the Buyer:
a. An undertaking to re-adjust all items contemplated to be adjusted by this agreement;
b. The originals or certified copies of the "deliveries" which are in Seller's possession or control
c. All keys to the premises within the Property.

5. SELLER'S COVENANTS, REPRESENTATIONS AND WARRANTIES
The Seller, to the best of its knowledge and belief, represents, warrants and covenants to and with the Buyer, which representations, warranties and covenants are relied upon by the Buyer and without which representations and warranties the Buyer would not have executed this Offer, as follows:
a) Seller has not received notice of any expropriations or outstanding which would affect the real property or any part thereof of which the Seller has received notice;
b) The Seller, to the best of its information, knowledge and belief, is not aware of any outstanding work orders or directives from the relevant Fire Marshall's Office, Department of Public Work's or Building Department;
c) The Seller is a corporation duly incorporated and subsisting under the laws of the Province of Ontario and has the corporate power, authority, right and capacity to enter into, execute and deliver this Agreement and to carry out the transactions contemplated by this Agreement in the manner contemplated by this Agreement;
d) The Seller has not received written notice of expropriation of any part of the Property;
e) The Seller is not a non-resident of Canada within the meaning of the Income Tax Act;

This form must be initialed by all parties to the Agreement of Purchase and Sale.

INITIALS OF BUYER(S): [redacted] **INITIALS OF SELLERS(S):** [redacted]

OREA Ontario Real Estate Association

Schedule A

Agreement of Purchase and Sale – Commercial

Form 500
for use in the Province of Ontario

This Schedule is attached to and forms part of the Agreement of Purchase and Sale between:

BUYER: [redacted], and

SELLER: Fv Pharma Inc.

for the purchase and sale of 520 William St Cobourg

ON K9A 3A5 dated the 23 day of February, 20 22

f) There is no indebtedness to any person, firm or corporation which on or after the Closing Date may constitute a lien, charge or encumbrance on the Property or which would affect the Buyer's right, from and after the Closing Date, to own, occupy and obtain revenue therefrom;
g) The Seller is registered pursuant to the provisions of Part IX of the Excise Tax Act (Canada) the "GST Act");
h) So far as the Seller to its knowledge is aware without inquiry, no building, structure or improvement located on the Property contains asbestos or any other hazardous, regulated or controlled substance under applicable environmental laws, nor are there any underground storage tanks located on the Property;
i) Except as disclosed to the Buyer in writing, there are no litigation proceedings or other proceedings against the Seller or affecting the Property or the use thereof or entitlement to receive revenue therefrom before any court, commission, board, bureau or agency or arbitration panel, nor has the Seller received written notice of any such litigation or other proceedings which are threatened;
j) The Seller to its knowledge has not received notice of any work orders having been issued by any governmental or regulatory authority relating to the Property or of any circumstances which could give rise to a work order;
The covenants, representations and warranties of the Seller contained in this Offer shall not survive Closing. If there has been a breach of any covenant, representation or warranty prior to closing the Buyer may deliver written notice to the Seller of such breach. The Seller will then if Seller agrees that a breach has occurred have the option to cure such breach before the Closing Date, or after the Closing Date if there is not sufficient time to remedy the breach and the Seller shall provide its undertaking to do so. If the breach is incapable of being cured, or the Seller is unwilling to remedy the breach, the Buyer may elect to terminate this transaction by delivering written notice.

6. ENTRY INTO PREMISES
The Buyer shall be allowed at its sole risk reasonable access to the premises in an effort to conduct the conditions spelled out within this Offer, by giving at least 24 hours notice to the Seller or the Seller's agent. If there is a Tenant on the premises, then access is subject to the consent of the Tenant under the terms of the Lease but the Seller agrees to accommodate all reasonable requests for access to the best of its ability.

7. ENVIRONMENTAL RELIANCE LETTER
The Seller will provide, at the Seller's own cost and expense, to the Buyer or/and Buyer's lender, within 7 days following waiver of the Buyer's conditions, letter(s) of reliance for the Environmental Site Assessment report(s).

8. PROPERTY LEGAL DESCRIPTION
PT LT 13,14 & 15 BLK A PL CADDY (FORMERLY LT 19 CON A HAMILTON) COBOURG; PT BLK A PL CADDY (FORMERLY LT 19 CON A HAM) COB; PT NW 10 ACRES LT 19 CON A HAM; PT S 1/2 OF N 1/2 LT 19 CON A HAMILTON; PT N 1/4 LT 19 EXCEPT THE NW 10 ACRES CON A HAMILTON ; S/T CB35601,CB31300,CB124060; T/W EASEMENT IN FAVOUR OF PTS 8,10,11,14,15,16,17,18,21,22,&23 39R12039 OVER PTS 6,7,9 & 12 39R12039 AS IN ND27451 SUBJECT TO AN EASEMENT AS IN ND27451 TOWN OF COBOURG AS DESCRIBED NORTH OF 39R13143 IN PIN 51090-0452(LT) and SOUTH OF 39R13143 IN PIN 51090-0453(LT).

9. LEGAL ADVICE
The Parties to this Agreement acknowledge that [redacted] and [redacted] has recommended that they obtain advice from their Legal Counsel prior to signing this document. The Parties further acknowledge that no information provided by [redacted] is to be construed as expert legal or tax advice.

This form must be initialed by all parties to the Agreement of Purchase and Sale.

INITIALS OF BUYER(S): [redacted] **INITIALS OF SELLERS(S):** [redacted]

OREA Ontario Real Estate Association

Form 320
for use in the Province of Ontario

Confirmation of Co-operation and Representation Buyer/Seller

BUYER: [redacted]

SELLER: Fv Pharma Inc.

For the transaction on the property known as: 520 William St Cobourg ON K9A 3A5

DEFINITIONS AND INTERPRETATIONS: For the purposes of this Confirmation of Co-operation and Representation:
"Seller" includes a vendor, a landlord, lessor, or a prospective, seller, vendor, landlord or lessor and "Buyer" includes a purchaser, a tenant, lessee or a prospective, buyer, purchaser, tenant or lessee and "sale" includes a lease, and "Agreement of Purchase and Sale" includes an Agreement to Lease. Commission shall be deemed to include other remuneration.

The following information is confirmed by the undersigned salesperson/broker representatives of the Brokerage(s). If a Co-operating Brokerage is involved in the transaction, the brokerages agree to co-operate, in consideration of, and on the terms and conditions as set out below.

DECLARATION OF INSURANCE: The undersigned salesperson/broker representative(s) of the Brokerage(s) hereby declare that he/she is insured as required by the Real Estate and Business Brokers Act, 2002, (REBBA).

1. LISTING BROKERAGE

a) ☒ The Listing Brokerage represents the interests of the Seller in this transaction. It is further understood and agreed that:

1) ☒ The Listing Brokerage is not representing or providing Customer Service to the Buyer.
(If the Buyer is working with a Co-operating Brokerage, Section 3 is to be completed by Co-operating Brokerage)

2) ☐ The Listing Brokerage is providing Customer Service to the Buyer.

b) ☐ **MULTIPLE REPRESENTATION:** The Listing Brokerage has entered into a Buyer Representation Agreement with the Buyer and represents the interests of the Seller and the Buyer, with their consent, for this transaction. The Listing Brokerage must be impartial and equally protect the interests of the Seller and the Buyer in this transaction. The Listing Brokerage has a duty of full disclosure to both the Seller and the Buyer, including a requirement to disclose all factual information about the property known to the Listing Brokerage. However, the Listing Brokerage shall not disclose:

- That the Seller may or will accept less than the listed price, unless otherwise instructed in writing by the Seller;
- That the Buyer may or will pay more than the offered price, unless otherwise instructed in writing by the Buyer;
- The motivation of or personal information about the Seller or Buyer, unless otherwise instructed in writing by the party to which the information applies, or unless failure to disclose would constitute fraudulent, unlawful or unethical practice;
- The price the Buyer should offer or the price the Seller should accept;
- And; the Listing Brokerage shall not disclose to the Buyer the terms of any other offer.

However, it is understood that factual market information about comparable properties and information known to the Listing Brokerage concerning potential uses for the property will be disclosed to both Seller and Buyer to assist them to come to their own conclusions.

Additional comments and/or disclosures by Listing Brokerage: (e.g. The Listing Brokerage represents more than one Buyer offering on this property.)

2. PROPERTY SOLD BY BUYER BROKERAGE – PROPERTY NOT LISTED

☐ The Brokerage .... (does/does not) represent the Buyer and the property is not listed with any real estate brokerage. The Brokerage will be paid

☐ by the Seller in accordance with a Seller Customer Service Agreement

or: ☐ by the Buyer directly

Additional comments and/or disclosures by Buyer Brokerage: (e.g. The Buyer Brokerage represents more than one Buyer offering on this property.)

INITIALS OF BUYER(S)/SELLER(S)/BROKERAGE REPRESENTATIVE(S) (Where applicable)

BUYER	CO-OPERATING/BUYER BROKERAGE	SELLER	LISTING BROKERAGE
[redacted]	[redacted]	[redacted]	[redacted]

DocuSign Envelope ID: 0AC59177-0FDD-4A10-8855-7115289D7F84

3. Co-operating Brokerage completes Section 3 and Listing Brokerage completes Section 1.

CO-OPERATING BROKERAGE- REPRESENTATION:

a) ☒ The Co-operating Brokerage represents the interests of the Buyer in this transaction.

b) ☐ The Co-operating Brokerage is providing Customer Service to the Buyer in this transaction.

c) ☐ The Co-operating Brokerage is not representing the Buyer and has not entered into an agreement to provide customer service(s) to the Buyer.

CO-OPERATING BROKERAGE- COMMISSION:

a) ☒ The Listing Brokerage will pay the Co-operating Brokerage the commission as indicated in the MLS® information for the property

[redacted] to be paid from the amount paid by the Seller to the Listing Brokerage.
(Commission As Indicated In MLS® Information)

b) ☐ The Co-operating Brokerage will be paid as follows:

Additional comments and/or disclosures by Co-operating Brokerage: (e.g., The Co-operating Brokerage represents more than one Buyer offering on this property.)

Commission will be payable as described above, plus applicable taxes.

COMMISSION TRUST AGREEMENT: If the above Co-operating Brokerage is receiving payment of commission from the Listing Brokerage, then the agreement between Listing Brokerage and Co-operating Brokerage further includes a Commission Trust Agreement, the consideration for which is the Co-operating Brokerage procuring an offer for a trade of the property, acceptable to the Seller. This Commission Trust Agreement shall be subject to and governed by the MLS® rules and regulations pertaining to commission trusts of the Listing Brokerage's local real estate board, if the local board's MLS® rules and regulations so provide. Otherwise, the provisions of the OREA recommended MLS® rules and regulations shall apply to this Commission Trust Agreement. For the purpose of this Commission Trust Agreement, the Commission Trust Amount shall be the amount noted in Section 3 above. The Listing Brokerage hereby declares that all monies received in connection with the trade shall constitute a Commission Trust and shall be held, in trust, for the Co-operating Brokerage under the terms of the applicable MLS® rules and regulations.

SIGNED BY THE BROKER/SALESPERSON REPRESENTATIVE(S) OF THE BROKERAGE(S) (Where applicable)

[redacted] (Name of Co-operating/Buyer Brokerage)	[redacted] (Name of Listing Brokerage)
[redacted]	[redacted] [redacted] [redacted]
Tel:. [redacted] Fax: [redacted]	Tel:. [redacted] Fax: [redacted]
[redacted] 2/23/2022 (Authorized to bind the Co-operating/Buyer Brokerage) (Date)	[redacted] Feb 23, 2022 (Authorized to bind the Listing Brokerage) (Date)
[redacted] (Print Name of Salesperson/Broker/Broker of Record)	[redacted] (Print Name of Salesperson/Broker/Broker of Record)

CONSENT FOR MULTIPLE REPRESENTATION (To be completed only if the Brokerage represents more than one client for the transaction)

The Buyer/Seller consent with their initials to their Brokerage representing more than one client for this transaction.

BUYER'S INITIALS **SELLER'S INITIALS**

ACKNOWLEDGEMENT

I have received, read, and understand the above information.

[redacted] (Signature of Buyer) [redacted]	2/23/2022 (Date)	[redacted] (Signature of Seller) Fv Pharma Inc.	Feb 23, 2022 | 1:22 PM E (Date)
(Signature of Buyer)	(Date)	(Signature of Seller)	(Date)